Exhibit (a)(5)(B)

Yahoo! Begins Cash Tender Offer to Acquire interclick, inc.

SUNNYVALE, Calif., November 15, 2011 – Yahoo! Inc. (NASDAQ:YHOO), through a wholly owned subsidiary, is commencing today an all cash tender offer to acquire the outstanding shares of common stock of interclick, inc. (NASDAQ:ICLK) at a price of $9.00 per share, without interest and less any applicable withholding taxes. The tender offer is being made pursuant to an Offer to Purchase, dated November 15, 2011, and in connection with an Agreement and Plan of Merger, dated October 31, 2011 (the “Merger Agreement”), which Yahoo! and interclick previously announced on November 1, 2011.

The tender offer and any withdrawal rights to which interclick’s stockholders may be entitled will expire at 12:00 midnight EST on December 13, 2011, unless the tender offer is extended in accordance with the Merger Agreement. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the Merger Agreement, interclick will become a wholly-owned subsidiary of Yahoo!.

There is no financing condition to the tender offer. The closing of the tender offer is conditioned on the tender of at least a majority of the outstanding shares of interclick’s common stock on a fully diluted basis, the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other conditions described in the Offer to Purchase.

The complete terms and conditions of the tender offer are included in the Offer to Purchase, Letter of Transmittal and other related materials to be filed by Yahoo! with the Securities and Exchange Commission (“SEC”) today. In addition, interclick will also file today a Solicitation/Recommendation Statement with the SEC relating to the tender offer.

About Yahoo!

Yahoo! (NASDAQ:YHOO) is the premier digital media company, creating deeply personal digital experiences that keep more than half a billion people connected to what matters most to them, across devices and around the globe. And Yahoo!’s unique combination of Science + Art + Scale connects advertisers to the consumers who build their businesses. Yahoo! is headquartered in Sunnyvale, California. For more information, visit the pressroom (pressroom.yahoo.com) or the company’s blog, Yodel Anecdotal (yodel.yahoo.com).

Yahoo! is the trademark and/or registered trademark of Yahoo! Inc.

All other names are trademarks and/or registered trademarks of their respective owners.

Forward Looking Statements

This communication contains forward-looking statements concerning the proposed acquisition and tender offer. Risks and uncertainties may cause actual results to differ materially from management expectations. Potential risks and uncertainties include, among others: general economic conditions and conditions affecting the industries in which Yahoo! and interclick operate; the tender of a majority of the outstanding shares of common stock of interclick; the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and the satisfaction or waiver of the conditions set forth in the Offer to Purchase and the Merger Agreement. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. These forward-looking statements speak only as of the date of this communication and Yahoo! does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of interclick. Yahoo! and its wholly owned subsidiary will file a tender offer statement with the SEC on Schedule TO, and will mail an Offer to Purchase, Letter of Transmittal and related documents to interclick stockholders. interclick will file with the SEC, and will mail to interclick stockholders a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of interclick are urged to read them carefully when they become available. These documents will be available at no charge at the SEC’s website at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (866) 391-7007 (or for banks and brokers, (212) 440-9800).

Contacts

Yahoo! Inc.

Dana Lengkeek, 415-994-4008 (Media)

Cathy La Rocca, 408-349-5188 (Investors)

cathy@yahoo-inc.com